DEUTSCHE BANK SECURITIES INC.
60 Wall Street, 4th Floor
New York, New York 10005
July 29, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Unica Corporation
Registration Statement on Form S-1
File No. 333-120615
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Unica Corporation that the effective date of the above-captioned Registration Statement be accelerated to 3:00 p.m. on August 2, 2005, or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between July 19, 2005 and the date hereof, copies of the preliminary prospectus dated July 18, 2005 were distributed as follows:

To Whom Distributed	Number of Copies
Underwriters	3500
Institutional Investors	925
Individual Investors	650
Rating Agencies	2
Others	1
     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
WACHOVIA CAPITAL MARKETS, LLC
CIBC WORLD MARKETS CORP.
NEEDHAM & COMPANY, LLC
As Representatives of the several Underwriters

By:	Deutsche Bank Securities Inc.

By:	/s/ Brian Truesdale

Brian Truesdale